Overview of FY2007 First Quarter Financial Results (Consolidated)
(Prepared in accordance with U.S. GAAP)
July 25, 2007
Company name:	Advantest Corporation
Stock exchanges on which shares are listed:	First section of the Tokyo Stock Exchange
Stock code number:	6857
URL:	http://www.advantest.co.jp/investors/en-index.shtml
Company representative:	Toshio Maruyama, Representative Board Director, President and CEO
Contact person:	Hiroshi Nakamura, Executive Officer, Senior Vice President of the Financial Group (TEL (03) 3214-7500)

(Rounded to the nearest million yen)
1. Consolidated Financial Results of FY2007 1Q (April 1, 2007 through June 30, 2007)
(1) Consolidated Financial Results	(% changes as compared with the corresponding period of the previous fiscal year)
	Net sales		Operating income		Income before income taxes and equity in earnings of affiliated company		Net income
	Million yen	% increase (decrease)	Million yen	% increase (decrease)	Million yen	% increase (decrease)	Million yen	% increase (decrease)
FY2007 Q1	57,089	(4.7)	11,683	(28.5)	15,050	(12.6)	9,948	(13.3)
FY2006 Q1	59,874	15.1	16,338	38.8	17,213	42.0	11,479	46.8
FY2006	235,012	—	56,792	—	61,090	—	35,556	—

	Net income per share (basic)	Net income per share (diluted)
	Yen	Yen
FY2007 Q1	53.53	53.31
FY2006 Q1	61.46	61.02
FY2006	190.01	188.85
(Note) Per-share information for the first quarter of FY2006 is restated to reflect the effects of the two for one stock split of shares of its common stock conducted by Advantest on October 1, 2006.

(2) Consolidated Financial Position
	Total assets	Net assets	Equity-to-assets ratio	Net assets per share
	Million yen	Million yen	%	Yen
FY2007 Q1	354,341	281,516	79.4	1,529.09
FY2006 Q1	343,703	265,048	77.1	1,417.71
FY2006	366,374	294,797	80.5	1,570.99

(3) Consolidated Cash Flows
	Cash flows from operating activities	Cash flows from investing activities	Cash flows from financing activities	Cash and cash equivalents at end of period
	Million yen	Million yen	Million yen	Million yen
FY2007 Q1	4,527	(1,878)	(24,744)	178,135
FY2006 Q1	1,262	(2,384)	(2,839)	152,980
FY2006	48,951	(8,013)	(3,662)	196,395

2. (Reference) Projected Results for FY2007 (April 1, 2007 through March 31, 2008)
(% changes as compared with the corresponding period of the previous fiscal year)
	Net sales		Operating income		Income before income taxes and equity in earnings of affiliated company		Net income		Net income per share (basic)
	Million yen	% increase (decrease)	Million yen	% increase (decrease)	Million yen	% increase (decrease)	Million yen	% increase (decrease)	Yen
FY2007 interim	120,000	(0.4)	26,000	(19.3)	30,000	(11.6)	19,500	(12.2)	104.92
FY2007	255,000	8.5	60,000	5.6	65,000	6.4	42,000	18.1	225.99

3. Others
(1) Changes in significant subsidiaries during 1Q of FY2007:	No
(Changes in specified subsidiaries resulting in changes in scope of consolidation)
(2) Use of simplified accounting method:	Yes
(3) Changes in accounting method from the most recent fiscal year:	No

(Note) Please see "4. Others" in " Qualitative information / Financial Statements" on page 4.

Explanation on the Appropriate Use of Future Earnings Projections and Other Special Instructions

1. In this document, Advantest has revised its interim and full-term earnings forecast which it announced on April 25, 2007.
2.  This document contains “forward-looking statements” that are based on Advantest’s current expectations, estimates and projections. These forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause Advantest’s actual results, levels of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. These factors include: (i) changes in demand for the products and services produced and offered by Advantest’s customers, including semiconductors, communications services and electronic goods; (ii) circumstances relating to Advantest’s investment in technology, including its ability to timely develop products that meet the changing needs of semiconductor manufacturers and communications network equipment and components makers and service providers; (iii) significant changes in the competitive environment in the major markets where Advantest purchases materials, components and supplies for the production of its products or where its products are produced, distributed or sold; and (iv) changes in economic conditions, currency exchange rates or political stability in the major markets where Advantest procures materials, components and supplies for the production of its principal products or where its products are produced, distributed or sold. A discussion of these and other factors which may affect Advantest’s actual results, levels of activity, performance or achievements is contained in the “Operating and Financial Review and Prospects”, “Key Information - Risk Factors” and “Information on the Company” sections and elsewhere in Advantest’s annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission. For the assumptions on which earnings projections are made and other related matters, please see "3. Qualitative Information Regarding Projected Consolidated Earnings" in "Qualitative Information / Financial Statements" on page 4.

[Qualitative Information / Financial Statements]

1. Qualitative Information Regarding Consolidated Financial Results

During this first quarter, Advantest’s operating environment remained sluggish due to the postponement of capital expenditure by DRAM semiconductor manufacturers resulting from the decline in prices of DRAM semiconductors used in personal computers, as well as the suppression of capital expenditure by certain non memory semiconductor manufacturers. On the other hand, demand for flash memory semiconductors used in portable music players and mobile phones launched in the United States remained strong, leading the relevant manufacturers of such semiconductors to enhance their production facilities and actively implement capital expenditures to enhance the efficiency of their production lines. In addition, demand for portable devices, LCD panels for personal computers and flat-panel TVs grew, and as such, capital expenditures by manufacturers of semiconductors used in these products remained active.

In this environment, Advantest made concentrated efforts to increase orders input received and expand sales by actively investing in the development of new products and by introducing test solutions that meet customer demands. At the same time, Advantest has endeavored to improve management efficiency by enhancing production efficiency, strengthening its competitive edge in pricing through development of new products and streamlining of internal operations.

As the result of the above, in this first quarter, orders input received was ¥ 53.2 billion (an 18.1 % decrease compared to the first quarter of the previous fiscal year), sales was ¥ 57.1 billion (a 4.7% decrease), income before income taxes and equity in earnings of affiliated company was ¥ 15.1 billion (a 12.6% decrease) and net income was ¥ 9.9 billion (a 13.3% decrease). Overseas sales as a percentage of total sales was 65.2% (as compared to 57.0% in the first quarter of the previous fiscal year).

(Results by Business Segment)

During the first quarter, for the Semiconductor and Component Test System segment, sales of test systems for flash memory semiconductors remained steady with increased demand for NAND-type flash memory semiconductors resulting from the broadening of the range of functions and use of end-products such as digital consumer devices. On the other hand, demand for DRAM semiconductors used in personal computers with a new operating system did not increase as anticipated due to the decrease in price of devices and the need for inventory adjustments, and therefore did not lead to higher capital expenditures. In the field of non memory semiconductors, demand for test systems remained steady, lead by demand for semiconductors for digital consumer devices and semiconductors for automobiles. Furthermore, due to the increase in size and in resolution of LCD TVs as well as the rapid recovery of the semiconductor market for LCDs used in personal computers, demand for test systems for LCD driver ICs remained active. As the result of the above, in this first quarter, orders input received was ¥ 39.7 billion, sales was ¥ 41.0 billion and operating income was ¥ 10.3 billion. In the Mechatronics System segment, weakening of demand for DRAM semiconductor test systems resulted in the slowdown of sales, and accordingly, orders input received was ¥ 10.2 billion, sales was ¥ 12.2 billion and operating income was ¥ 3.1 billion. In the Services, Support and Others segment, orders input received was ¥ 4.9 billion, sales was ¥ 4.4 billion and operating income was ¥ 0.7 billion.

2. Qualitative Information Regarding Consolidated Financial Position

At the end of this first quarter, total assets decreased by ¥ 12.0 billion from the end of the previous fiscal year to ¥ 354.3 billion. The decrease is mainly attributable to decrease in cash and cash equivalents by ¥ 18.3 billion and in trade receivables by ¥ 6.9 billion, as well as to an increase in inventories by ¥ 8.4 billion. Total liabilities increased by ¥ 1.2 billion to ¥ 72.8 billion, due to factors such as an increase in trade accounts payable. Furthermore, net assets was ¥ 281.5 billion and the equity-to-assets ratio decreased by 1.1% to 79.4%.

(Cash Flow Statements)

Cash and cash equivalents at the end of this first quarter decreased by ¥18.3 billion from the end of the previous fiscal year to ¥ 178.1 billion. The situation of each type of cash flow at the end of the first quarter and the contributing factors are as follows:

Cash flows from operating activities was an inflow of ¥ 4.5 billion. This is primarily attributable to the first quarter net income of ¥ 9.9 billion and a decrease of ¥ 8.2 billion in trade receivables, which were offset by an increase of ¥ 8.3 billion in inventories.

Cash flows from investing activities was an outflow of ¥ 1.9 billion, consisting primarily of purchases of property, plant and equipment, including lease assets.

Cash flows from financing activities was an outflow of ¥ 24.7 billion, consisting primarily of ¥ 19.1 billion in payments to acquire treasury stock and ¥ 5.8 billion in dividend payments.

3. Qualitative Information Regarding Projected Consolidated Earnings

With respect to Advantest’s future prospects, there are risk factors such as a sharp rise in cost of materials resulting from an increase in oil prices and the weakening of the Japanese yen, as well as the impact that the concerns over a slowdown of the U.S. economy and the adjustments made in the housing industry will have on the world economy. Notwithstanding these risks, higher demand for test systems for DRAM semiconductors is anticipated, with an expected increase in year-end sales in the lead up to the Beijing Olympics, which is less than a year away, increased capacity of DRAM semiconductors for use in personal computers with a new operating system and full-scale implementation of upgrading of computers by companies. Furthermore, Advantest expects to see an increase in sales of test systems for non memory semiconductors through the expansion of its line of products by launching a new module for T2000, a system compatible with OPENSTAR®*, for the next generation MPU and GPU markets as well as for markets for communication devices, and also through expansion in sales of digital appliances and semiconductors for automobiles.

Due to the fact that Other income improved in this first quarter as a result of recent interest rates and currency fluctuations, Advantest has revised its interim and full-term earnings forecast for the fiscal year ending March 31, 2008 as follows.

[FY2007 interim (April 1, 2007 through September 30, 2007)]
	Net sales	Operating income	Income before income taxes and equity in earnings of affiliated company	Net income
Previous forecast (A)	Million yen	Million yen	Million yen	Million yen
(As of April 25, 2007)	120,000	26,000	27,000	17,500

Revised forecast (B)	120,000	26,000	30,000	19,500

Difference (B)-(A)	—	—	3,000	2,000

[FY2007 (April 1, 2007 through March 31, 2008)]
	Net sales	Operating income	Income before income taxes and equity in earnings of affiliated company	Net income
Previous forecast (A)	Million yen	Million yen	Million yen	Million yen
(As of April 25, 2007)	255,000	60,000	62,000	40,000

Revised forecast (B)	255,000	60,000	65,000	42,000

Difference (B)-(A)	—	—	3,000	2,000

*OPENSTAR®: The name of an open architecture standard published by the STC (Semiconductor Test Consortium, Inc.).
OPENSTAR® is a registered trademark or a trademark of STC in the United States, Japan and other countries.

4. Others

(1) Changes in significant subsidiaries during 1Q of FY2007:
(Changes in specified subsidiaries resulting in changes in scope of consolidation)
None.

(2) Use of simplified accounting method:

Simplified tax effect accounting is used for the calculation of tax expenses for the purpose of the quarterly financial results.

(3) Changes in accounting method from the most recent fiscal year:
None.

Quarterly Consolidated Financial Statements (Summary)	Advantest Corporation - Consolidated (June 2007)

1. Quarterly Consolidated Balance Sheets (Summary)
	FY2006		Q1 of FY2007		Increase	Q1 of FY2006
	(As of March 31, 2007)		(As of June 30, 2007)		(Decrease)	(As of June 30, 2006)
Item	Amount (in million yen)	Percentage (%)	Amount (in million yen)	Percentage (%)	Amount (in million yen)	Amount (in million yen)	Percentage (%)
(Assets)
Cash and cash equivalents	196,395		178,135		(18,260)	152,980
Trade receivables, net	54,264		47,355		(6,909)	63,939
Inventories	31,976		40,390		8,414	34,885
Other current assets	12,173		17,684		5,511	18,031
Total current assets	294,808	80.5	283,564	80.0	(11,244)	269,835	78.5

Investment securities	11,370	3.1	11,625	3.3	255	11,489	3.3
Property, plant and equipment, net	49,650	13.6	49,167	13.9	(483)	50,042	14.6
Intangible assets, net	3,101	0.8	3,032	0.9	(69)	2,769	0.8
Other assets	7,445	2.0	6,953	1.9	(492)	9,568	2.8
Total assets	366,374	100.0	354,341	100.0	(12,033)	343,703	100.0

(Liabilities)
Current portion of long-term debt	10		10		—	30
Trade accounts payable	29,095		31,255		2,160	31,912
Other current liabilities	31,547		31,420		(127)	30,809
Total current liabilities	60,652	16.6	62,685	17.7	2,033	62,751	18.3

Long-term debt, excluding current portion	—	—	—	—	—	10	0.0
Accrued pension and severance cost	8,267	2.2	8,022	2.3	(245)	12,000	3.5
Other liabilities	2,658	0.7	2,118	0.6	(540)	3,894	1.1
Total liabilities	71,577	19.5	72,825	20.6	1,248	78,655	22.9

(Stockholders' equity)
Common stock	32,363	8.8	32,363	9.1	—	32,363	9.4
Capital surplus	39,256	10.7	39,219	11.1	(37)	37,147	10.8
Retained earnings	273,082	74.6	276,887	78.1	3,805	252,165	73.4
Accumulated other comprehensive income (loss)	3,652	1.0	5,450	1.5	1,798	40	0.0
Treasury stock	(53,556)	(14.6)	(72,403)	(20.4)	(18,847)	(56,667)	(16.5)
Total stockholders' equity	294,797	80.5	281,516	79.4	(13,281)	265,048	77.1
Total liabilities and stockholders' equity	366,374	100.0	354,341	100.0	(12,033)	343,703	100.0

Advantest Corporation - Consolidated (June 2007)
2. Quarterly Consolidated Statements of Income (Summary)
	Q1 of FY2006			Q1 of FY2007			Increase		FY2006
	April 1, 2006 through			April 1, 2007 through			(Decrease)		April 1, 2006 through
	June 30, 2006			June 30, 2007					March 31, 2007
Item	Amount (in million yen)		Percentage (%)	Amount (in million yen)		Percentage (%)	Amount (in million yen)		Amount (in million yen)		Percentage (%)
Net sales		59,874	100.0		57,089	100.0		(2,785)		235,012	100.0
Cost of sales		27,158	45.4		27,253	47.7		95		108,718	46.3
Gross profit		32,716	54.6		29,836	52.3		(2,880)		126,294	53.7
Research and development expenses		7,339	12.3		8,202	14.4		863		29,509	12.6
Selling, general and administrative expenses		9,039	15.0		9,951	17.4		912		39,993	16.9
Operating income		16,338	27.3		11,683	20.5		(4,655)		56,792	24.2
Other income (expense):
Interest and dividends income	645			1,092			447		3,026
Interest expense	(4)			(3)			1		(16)
Other	234	875	1.5	2,278	3,367	5.9	2,044	2,492	1,288	4,298	1.8
Income before income taxes and equity in earnings of affiliated company		17,213	28.8		15,050	26.4		(2,163)		61,090	26.0
Income taxes		5,734	9.6		5,098	9.0		(636)		25,520	10.9
Equity in earnings (loss) of affiliated company		—	—		(4)	(0.0)		(4)		(14)	(0.0)
Net income		11,479	19.2		9,948	17.4		(1,531)		35,556	15.1

	Q1 of FY2006	Q1 of FY2007	Increase	FY2006
	April 1, 2006 through	April 1, 2007 through	(Decrease)	April 1, 2006 through
	June 30, 2006	June 30, 2007		March 31, 2007
Item	Amount (in yen)	Amount (in yen)	Amount (in yen)	Amount (in yen)
Net income per share
Basic	61.46	53.53	(7.93)	190.01
Diluted	61.02	53.31	(7.71)	188.85

Advantest Corporation - Consolidated (June 2007)
3. Quarterly Consolidated Statements of Cash Flows (Summary)
	Q1 of FY2006	Q1 of FY2007	FY2006
	April 1, 2006 through	April 1, 2007 through	April 1, 2006 through
	June 30, 2006	June 30, 2007	March 31, 2007
Item	Amount (in million yen)	Amount (in million yen)	Amount (in million yen)
I Cash flows from operating activities:
Net income	11,479	9,948	35,556
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	1,793	1,902	8,214
Changes in assets and liabilities:
Trade receivables	5,269	8,228	15,563
Inventories	(5,075)	(8,295)	(2,054)
Trade accounts payable	(117)	905	(3,318)
Other	(12,087)	(8,161)	(5,010)
Net cash provided by operating activities	1,262	4,527	48,951

II Cash flows from investing activities:
Purchases of property, plant and equipment	(2,329)	(1,790)	(7,511)
Other	(55)	(88)	(502)
Net cash used in investing activities	(2,384)	(1,878)	(8,013)

III Cash flows from financing activities:
Payments to acquire treasury stock	(9)	(19,117)	(68)
Dividends paid	(3,981)	(5,770)	(7,468)
Other	1,151	143	3,874
Net cash used in financing activities	(2,839)	(24,744)	(3,662)

IV Net effect of exchange rate changes on cash and cash equivalents	(984)	3,835	1,194
V Net change in cash and cash equivalents	(4,945)	(18,260)	38,470
VI Cash and cash equivalents at beginning of period	157,925	196,395	157,925
VII Cash and cash equivalents at end of period	152,980	178,135	196,395

Advantest Corporation - Supplemental Information (June 2007)
Supplemental Information to FY2007 First Quarter Financial Results

1. Business Segment Operating Income
(Rounded to the nearest million yen)
		Q1 of FY2006		Q1 of FY2007			FY2006
		April 1, 2006 through June 30, 2006		April 1, 2007 through June 30, 2007		Increase (Decrease)	April 1, 2006 through March 31, 2007
		Amount	Percentage (%)	Amount	Percentage (%)	Amount	Amount	Percentage (%)
Semiconductor and Component Test System	Sales to unaffiliated customers	41,835	96.9	40,566	99.0	(1,269)	164,899	98.3
	Intersegment sales	1,346	3.1	412	1.0	(934)	2,916	1.7
	Net sales	43,181	100.0	40,978	100.0	(2,203)	167,815	100.0
	Operating expenses	29,259	67.8	30,664	74.8	1,405	119,207	71.0
	Operating income before stock option compensation expenses	13,922	32.2	10,314	25.2	(3,608)	48,608	29.0

Mechatronics System	Sales to unaffiliated customers	13,092	99.3	12,167	100.0	(925)	51,801	99.6
	Intersegment sales	92	0.7	—	—	(92)	224	0.4
	Net sales	13,184	100.0	12,167	100.0	(1,017)	52,025	100.0
	Operating expenses	8,956	67.9	9,058	74.4	102	38,378	73.8
	Operating income before stock option compensation expenses	4,228	32.1	3,109	25.6	(1,119)	13,647	26.2

Services, Support and Others	Sales to unaffiliated customers	4,947	100.0	4,356	100.0	(591)	18,312	100.0
	Intersegment sales	—	—	—	—	—	—	—
	Net sales	4,947	100.0	4,356	100.0	(591)	18,312	100.0
	Operating expenses	3,941	79.7	3,700	84.9	(241)	15,442	84.3
	Operating income before stock option compensation expenses	1,006	20.3	656	15.1	(350)	2,870	15.7

Elimination and Corporate	Sales to unaffiliated customers	—	—	—	—	—	—	—
	Intersegment sales	(1,438)	100.0	(412)	100.0	1,026	(3,140)	100.0
	Net sales	(1,438)	100.0	(412)	100.0	1,026	(3,140)	100.0
	Operating expenses	1,380	—	1,984	—	604	2,627	—
	Operating income (loss) before stock option compensation expenses	(2,818)	—	(2,396)	—	422	(5,767)	—

Consolidated	Sales to unaffiliated customers	59,874	100.0	57,089	100.0	(2,785)	235,012	100.0
	Intersegment sales	—	—	—	—	—	—	—
	Net sales	59,874	100.0	57,089	100.0	(2,785)	235,012	100.0
	Operating expenses	43,536	72.7	45,406	79.5	1,870	175,654	74.7
	Operating income before stock option compensation expenses	16,338	27.3	11,683	20.5	(4,655)	59,358	25.3
	Adjustment: Stock based compensation expense	—	—	—	—	—	2,566	1.1
	Operating income	16,338	27.3	11,683	20.5	(4,655)	56,792	24.2

(Notes)	1.
Adjustments to operating income(loss) in Corporate principally represent corporate general and administrative expenses and research and development expenses related to fundamental research activities that are not allocated to operating segments.

	2.	Advantest uses the operating income (loss) before stock option compensation expenses and net gain on settlement of substitutional portions of EPF for managment's analysis of business segment results.

2. Geographic Segment Net Sales
(Rounded to the nearest million yen)
	Q1 of FY2006		Q1 of FY2007			FY2006
	April 1, 2006 through June 30, 2006		April 1, 2007 through June 30, 2007		Increase (Decrease)	April 1, 2006 through March 31, 2007
	Amount	Percentage (%)	Amount	Percentage (%)	Amount	Amount	Percentage (%)
Americas	3,998	6.7	2,748	4.8	(1,250)	10,158	4.3
Europe	2,932	4.9	2,307	4.0	(625)	11,238	4.8
Asia	27,192	45.4	32,158	56.3	4,966	140,782	59.9
Total Overseas	34,122	57.0	37,213	65.2	3,091	162,178	69.0
Japan	25,752	43.0	19,876	34.8	(5,876)	72,834	31.0
Consolidated	59,874	100.0	57,089	100.0	(2,785)	235,012	100.0

Advantest Corporation - Supplemental Information (June 2007)
3. Consolidated Net Sales by Business Segment
(Rounded to the nearest million yen)
	Q1 of FY2006	Q1 of FY2007	Increase	FY2006
	April 1, 2006 through	April 1, 2007 through	(Decrease)	April 1, 2006 through
	June 30, 2006	June 30, 2007		March 31, 2007
Semiconductor and Component Test System	43,181	40,978	(2,203)	167,815
Mechatronics System	13,184	12,167	(1,017)	52,025
Services, Support and Others	4,947	4,356	(591)	18,312
Intercompany transactions elimination	(1,438)	(412)	1,026	(3,140)
Total net sales	59,874	57,089	(2,785)	235,012

4. Consolidated Orders input received and Orders Backlog by Business Segment
(Rounded to the nearest million yen)
	Q1 of FY2006	Q1 of FY2007	Increase	FY2006
	April 1, 2006 through	April 1, 2007 through	(Decrease)	April 1, 2006 through
	June 30, 2006	June 30, 2007		March 31, 2007
Semiconductor and Component Test System	46,832	39,684	(7,148)	175,126
Mechatronics System	14,737	10,207	(4,530)	54,861
Services, Support and Others	4,996	4,922	(74)	18,013
Intercompany transactions elimination	(1,670)	(1,639)	31	(5,131)
Total orders input received	64,895	53,174	(11,721)	242,869

	Q1 of FY2006	Q1 of FY2007	Increase	FY2006
	(As of June 30, 2006)	(As of June 30, 2007)	(Decrease)	(As of March 31, 2007)
Semiconductor and Component Test System	39,866	42,233	2,367	43,526
Mechatronics System	9,444	8,767	(677)	10,727
Services, Support and Others	1,087	1,304	217	739
Intercompany transactions elimination	(325)	(3,311)	(2,986)	(2,084)
Total orders backlog	50,072	48,993	(1,079)	52,908
(Note)
The amount of orders input received for any given period consists of the sum of the revenues for such period and the amount of orders backlog at the end of such period less the orders backlog at the end of the previous fiscal year. Orders input received are recorded upon receipt of a written customer order.

5. Consolidated Cash Flows
(Rounded to the nearest million yen)
	Q1 of FY2006	Q1 of FY2007	FY2006
	April 1, 2006 through	April 1, 2007 through	April 1, 2006 through
	June 30, 2006	June 30, 2007	March 31, 2007
Operating activities	1,262	4,527	48,951
Investing activities	(2,384)	(1,878)	(8,013)
(Free cash flows)	(1,122)	2,649	40,938
Financing activities	(2,839)	(24,744)	(3,662)
Total cash flows	(3,961)	(22,095)	37,276
Cash and cash equivalents at end of period	152,980	178,135	196,395

6. Consolidated Capital Expenditures, Depreciation and Amortization and Research and Development Expenses
(Rounded to the nearest million yen)
	Q1 of FY2006	Q1 of FY2007	Increase	FY2006
	April 1, 2006 through	April 1, 2007 through	(Decrease)	April 1, 2006 through
	June 30, 2006	June 30, 2007		March 31, 2007
Capital expenditures	1,551	1,712	161	8,336
Depreciation and amortization	1,793	1,902	109	8,214
Research and development expenses	7,339	8,202	863	29,509

7. Number of Employees (Advantest Corporation and Consolidated Subsidiaries)
(Persons)
	FY2006	Q1 of FY2007	Increase	Q1 of FY2006
	(As of March 31, 2007)	(As of June 30, 2007)	(Decrease)	(As of June 30, 2006)
Non-Consolidated (Parent Company only)	1,454	1,462	8	1,452
Consolidated subsidiaries	2,183	2,240	57	2,179
Consolidated full-time employee total	3,637	3,702	65	3,631